Exhibit 1

Navigator Holdings Ltd. Notification

March 16 ,2020

Navigator Holdings Ltd. (NYSE:NVGS) in collaboration with Pacific Gas Pte. Ltd. (Singapore) and Greater Bay Gas Co Ltd (HK) are pleased to announce the formation of the Luna Pool. The Luna Pool will be focused on the ocean transportation of liquefied petrochemical gas cargoes, with a specific focus on ethylene and ethane to meet the growing demands of our customers.

With a combined fleet of fourteen Handysize vessels, ranging in capacities between 17,000cbm and 22,000cbm, the Luna Pool will bring enhanced flexibility and unparalleled service to the market. The Pool will commence operations in April with commercial and operational management from the Navigator Gas London office supported by the existing offices of Pacific Gas and Greater Bay Gas offices in Singapore, Shenzhen and Shanghai.

The Pool will be managed by a highly professional and experienced team formed by the partners and will have dedicated commercial and operational teams to ensure every cargo is efficiently and safely delivered to its destination. Technical management will not change from the current arrangements.

Navigator Gas CEO Dr. Harry Deans said: “With the successful commencement of our joint venture ethylene export terminal at Morgan’s Point, Houston we are seeing an increased demand for shipping gaseous product worldwide. To better serve our existing and new customers as a result of this structural change we have decided to expand our presence in the seaborn transportation of ethylene through this strategic partnership with Pacific Gas Greater Bay Gas. This will allow us to meet the increasing needs of our customers, giving them both global optionality and full flexibility in an evolving market place. The Luna Pool will continue to support and will effectively enhance the global virtual pipeline of the petrochemical industry.”

Greater Bay Gas commented: “There has been strong demand for ethylene imports into Asia and this trend is expected to continue in the region. Long haul ocean transportation of ethylene and ethane, in particular, from United States is increasing. Greater Bay Gas entered into a strategic partnership with Pacific Gas and has been operating a fleet of ethylene carriers since 2019. We are pleased to participate in the Luna Pool and believe that with the combined fleet, as well as offices and teams from both West and East, the Luna Pool will deliver significant synergies to the partners as they optimize global market opportunities whilst providing customers with seaborne transport services in a more efficient and reliable manner.“

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties.

In January 2020 Navigator Holdings Ltd. in partnership with Enterprise Product Partners L.P. announced the commencement of operations of the new ethylene export terminal at Morgan’s Point, Houston. The terminal features two docks and the capacity to load 2.2 billion pounds of ethylene per year. A refrigerated storage tank for 66 million pounds of ethylene is also being build on-site and will increase the loading rate of ethylene to 2.2 million pounds per hour. The tank construction is expected to be completed in the fourth quarter of 2020.

Greater Bay Gas is a gaseous product logistic service provider based in the heart of the Shenzhen Greater Bay Area. The company currently operates a fleet of 5 modern semi-pressurized and semi-refrigerated ethylene and ethane gas carriers and is developing its core business through global strategic partnerships to serve increasing demand for shipping and related logistics of gaseous product worldwide.

Greater Bay Gas was founded by Equator Fund Limited and industrial players with LNG and LPG shipping backgrounds. Equator Fund is a maritime focus fund from the city of Shenzhen, China with offices in Hong Kong and Shanghai.

Navigator Gas

Attention: investorrelations@navigatorgas.com

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